UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 28 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	28th July 2011

AIB - Capital Contributions

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] announces that, further to its announcement on 27 July 2011, the Minister for Finance (the "Minister") and the National Pensions Reserve Fund Commission (the "NPRFC") have today made capital contributions in the aggregate amount of c. €6.054 billion to AIB for no consideration (the "Capital Contributions").  Accordingly, no new Ordinary Shares have been issued by AIB to the Minister and the NPRFC in return for the Capital Contributions.  AIB is required to raise a total of c.€14.8 billion of Core Tier 1 Capital, of which €1.6 billion may be in the form of contingent capital, by 31 July 2011 (the "PCAR Requirement"). The Capital Contributions were made in order to satisfy the portion of the PCAR Requirement not satisfied by AIB's placing of €5 billion of new Ordinary Shares with the NPRFC and the issue of €1.6 billion of contingent capital notes at par to the Minister, which completed on 27 July 2011 (the "Capital Raising"), other capital generating exercises undertaken by AIB and EBS Limited (formerly EBS Building Society) and further burden-sharing measures undertaken with the Group's subordinated debt holders.

As a result of the proceeds of the Capital Raising and the Capital Contributions, AIB has now received the necessary capital to meet the PCAR Requirement. This has been confirmed by the Central Bank of Ireland.

AIB's Board of Directors acknowledges the continued support of the Minister and the Irish State.

- ENDS -

For further information, please contact:

Alan Kelly
Director of Corporate Affairs & Marketing
AIB Group
Bankcentre
Dublin 4

Tel: +353 1 6412162

Ronan Sheridan
Group Press Officer
AIB Group
Bankcentre
Ballsbridge
Dublin 4.

Tel: + 353 1 6414651

IMPORTANT INFORMATION

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Treasury Management Agency, the National Pensions Reserve Fund Commission or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of this announcement, or makes any representation or warranty as to the accuracy, completeness or fairness of any information contained in this announcement. Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed any course of action contemplated by any Transaction Document.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date   28 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.